Exhibit 21.0

List of Subsidiaries at March 31, 2018

Subsidiaries of Hamilton Bancorp, Inc.	Percentage Ownership	Jurisdiction or State of Incorporation
Hamilton Bank	100%	United States

Subsidiaries of Hamilton Bank	Percentage Ownership	Jurisdiction or State of Incorporation
Fraternity Insurance Agency, Inc.	100%	Maryland
3110 FC, LLC	100%	Maryland
764 Washington Blvd, LLC	100%	Maryland
764 Washington Blvd II, LLC	100%	Maryland
4819 Palmer, LLC	100%	Maryland